Exhibit 99.1

Third Quarter 2016
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three and nine months ended September 30, 2016. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited condensed interim consolidated financial statements and the accompanying notes thereto as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015 (the "condensed interim consolidated financial statements"). Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in US dollars, except for share, option and share purchase warrant information, or as otherwise noted.
All share, option and share purchase warrant as well as per share, option and share purchase warrant information presented in this MD&A has been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis. The share consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest.
Company Overview
We are a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health.

We have two Phase 3 product candidates in development: Zoptrex™, a first-in-class targeted therapy, which, if approved, will be the first United States ("US") Food and Drug Administration (the "FDA")-approved treatment for advanced, recurrent endometrial cancer, and Macrilen™, potentially the first FDA-approved drug to be used in conjunction with the evaluation of adult growth hormone deficiency ("AGHD"). In addition, we currently co-promote two products: Saizen® [somatropin (rDNA origin) for injection], a recombinant human growth hormone supplement, on behalf of EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"); and APIFINY®, the first non-prostate-specific antigen (“PSA”) blood test for use in evaluating the risk of prostate cancer, on behalf of Armune BioScience, Inc. (“Armune”).

In addition to the clinical development programs and current commercial activities, we actively seek opportunities to in-license and acquire products for US commercialization. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. We also are looking into out-licensing opportunities for Zoptrex™ and Macrilen™ for territories outside the United States.
The Company's common shares are listed both on The NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".

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Third Quarter MD&A - 2016

About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in this MD&A, while others are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. See also the section entitled "Risk Factors and Uncertainties" in this MD&A. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

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Third Quarter MD&A - 2016

Key Developments
Status of Our Drug Pipeline
_______________________
(1) Phase 2 in ovarian cancer completed.
(2) Investigator-driven and sponsored Phase 2 trial in castration and taxane resistant prostate cancer completed.
(3) Potential oral prostate cancer vaccine available for co-development/out-licensing, subject to an option granted to a third party.
(4) Available for co-development/out-licensing.
(5) Compound library transferred to Medical University of South Carolina. Aeterna Zentaris has access to future potential development candidates.

Zoptrex™ (zoptarelin doxorubicin)

Zoptrex™ is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone ("LHRH") agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone. Zoptrex™ is our proposed trade name for zoptarelin doxorubicin. The proposed trade name is subject to approval by the FDA.

We believe that Zoptrex™ has the potential to become the first FDA-approved medical therapy for advanced, recurrent endometrial cancer, which could potentially result in the compound's rapid adoption as a novel core therapy for patient treatment and management, representing a significant potential market opportunity for us. Moving forward, we will continue to develop our commercialization plans regarding Zoptrex™ in this indication. In addition, contingent on the success of the ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) pivotal Phase 3 clinical trial in women with advanced, recurrent or metastatic endometrial cancer, we have additional areas of interest for further therapeutic development for Zoptrex™, including ovarian, prostate, breast and potentially bladder cancer.

On October 13, 2015, we announced that the independent Data and Safety Monitoring Board ("DSMB") had recommended that the pivotal Phase 3 ZoptEC study continue as planned. The DSMB's decision followed completion of its pre-specified second interim analysis on efficacy and safety at approximately 192 events. A final analysis of the data is expected at approximately 384 events. We expect to release top-line results in Q1 2017.
On July 1, 2016, we announced that we had entered into an exclusive license agreement with Cyntec Co., Ltd. ("Cyntec"), an affiliate of Orient EuroPharma Co., Ltd. ("OEP") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the License Agreement, we were paid a non-refundable upfront cash payment in consideration for the license to Cyntec of our intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the "OEP Territory"). Cyntec has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones.

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Third Quarter MD&A - 2016

Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the OEP Territory. Cyntec will be responsible for the development, registration, reimbursement and commercialization of the product in the OEP Territory. We entered into related Technology Transfer and Supply Agreements with another affiliate of OEP, pursuant to which the we will transfer to such affiliate the technology necessary to permit the affiliate to manufacture finished Zoptrex™ using quantities of the active pharmaceutical agreement purchased from us pursuant to the Supply Agreement.
On July 31, 2016, we announced that we had entered into an exclusive license agreement with Rafa Laboratories Ltd ("Rafa") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the license agreement, we were paid a non-refundable upfront cash payment in consideration for the license to Rafa of our intellectual property related to Zoptrex™ and the grant to Rafa of the right to commercialize Zoptrex™ in a territory consisting of Israel and the Palestinian territories (the "Rafa Territory"). Rafa has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the Rafa Territory. Rafa will be responsible for the development, registration, reimbursement and commercialization of the product in the Rafa Territory. We entered into a related Supply Agreement with Rafa pursuant to which we will sell finished Zoptrex™ to Rafa.

On October 12, 2016, we announced that we had entered into an exclusive license agreement with Specialised Therapeutics Asia Pte Ltd ("STA") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the license agreement, we were paid a non-refundable upfront cash payment in consideration for the license to STA of our intellectual property related to Zoptrex™ and the grant to STA of the right to commercialize Zoptrex™ in a territory consisting of Australia and New Zealand (the "STA Territory"). STA has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties based on future net sales of Zoptrex™ in the STA Territory. STA will be responsible for the development, registration, reimbursement and commercialization of the product in the STA Territory. We entered into a related Supply Agreement with STA pursuant to which we will sell finished Zoptrex™ to STA.
Macrilen™ (macimorelin)
Macimorelin, a ghrelin agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macimorelin has been granted orphan drug designation by the FDA for diagnosis of AGHD. The Company owns the worldwide rights to this novel patented compound. MacrilenTM is our proposed trade name for macimorelin. The proposed trade name is subject to approval by the FDA.

On October 26, 2016, we announced the completion of patient recruitment for the Macrilen™ confirmatory Phase 3 clinical trial for the evaluation of AGHD. We currently expect to release top-line results in early 2017 and to file a New Drug Application for Macrilen™ ("NDA") with the FDA during the first half of 2017, if the results of the trial warrant doing so. The confirmatory trial is an open-label, randomized, two-way crossover study that compares the results of the evaluation of AGHD using Macrilen™ to the results of the evaluation of AGHD using a procedure known as the “Insulin Tolerance Test” (the “ITT”) on the same patient. The trial involves patients, each of whom was evaluated for AGHD using both Macrilen™ and the ITT. Thirty of the patients will be evaluated using Macrilen™ a second time to measure the repeatability of the result obtained using Macrilen™ as the evaluation method. The study population consisted of more than 110 patients who were suspected of having AGHD as a result of the presence of one or more symptoms. This segment of the population included a range of patients from those considered at low risk of having AGHD to those considered at high risk. The study population also included 25 healthy subjects, who had no risk of having AGHD. The two co-primary endpoints are “percent of negative agreement” and “percent of positive agreement” between the Macrilen™ test and the ITT. The evaluation of AGHD with Macrilen™ will be considered successful if the lower bound of the two-sided 95% confidence interval (or lower bound of the one-sided 97.5% confidence interval) for the primary efficacy variables is 75% or higher for “percent negative agreement”, and 70% or higher for the “percent positive agreement”.

Pre-clinical developments

On January 13, 2016, we announced that, in addition to our focus on Zoptrex™, we are also focusing on Disorazol Z, because it is an ideal compound for the formation of cytotoxic conjugates with peptides, proteins and antibodies to selectively target cancer cells. We have one cytotoxic conjugate, AEZS-138, in preclinical development. It is a conjugate based on Disorazol Z and the LHRH receptor agonist that is utilized in Zoptrex™. We believe that the peptide directs the compound specifically to the LHRH receptor expressing tumor cells, and mediates binding and uptake via endocytosis. Within the cancer cell, the conjugates are cleaved and Disorazol Z can deploy its potent anti-proliferative activity. We have patented the cytotoxic agent Disorazol Z in 35 countries, including the US, Japan, Europe, China, Russia, Korea and Taiwan. This patent protection expires in 2026.

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Third Quarter MD&A - 2016

The conjugate of Disorazol Z and the LHRH receptor agonist as a targeted cytotoxic agent is patented in 15 countries, including the US, Japan, China, Russia, Korea and Taiwan. This patent protection expires in 2027. We expect the European patent to be granted in the near future.

Commercial Operations
Our commercial operations consist of approximately 20 full-time sales representatives and sales-management staff. The sales representatives are employed by a contract sales organization; they provide services to us pursuant to our contract with the contract sales organization. Maintaining a sales force is an essential part of our strategy to transform the Company into a commercially operating specialty biopharmaceutical company. We do not believe it is practical for a company our size to sustain itself solely on a portfolio of internally derived products: development takes too long, costs too much money and entails too much risk. Therefore, we are seeking to acquire or to in-license products that fit our areas of therapeutic interest and capabilities and that are available on what we consider to be reasonable commercial terms.
Our sales force currently co-promotes two products that are owned by others: Saizen® and APIFINY®. Until September 1, 2016, we co-promoted a third product: EstroGel®
Saizen®
On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone brand registered in the US for the treatment of pediatric and adult growth hormone deficiency. Under this agreement, we are promoting Saizen® to designated medical professionals, representing an important incremental field promotion activity in support of EMD Serono's product. We are currently promoting Saizen® in approximately 20 US territories, with efforts having commenced during the third quarter of 2015. We receive a commission based on new, eligible patient starts ("NPS") on Saizen® above an agreed-upon baseline.
APIFINY®
During the fourth quarter of 2015, we signed a co-marketing agreement with Armune BioScience, Inc. ("Armune") giving us the right to promote this product to specified targets in the United States. APIFINY® is the only cancer-specific, non-PSA based blood test for the evaluation of the risk of prostate cancer. As such, it is an important adjunct to the traditional PSA test.
On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune that gives us the exclusive right to promote APIFINY® throughout the entire United States. Under the terms of the new co-marketing agreement, we receive a commission for every APIFINY® test ordered. The amount of the commission varies depending upon the payer. For commercial insurance tests, we receive an upfront payment when the test is performed and, within 30 to 90 days, an additional percentage of the reimbursement, minus the amount of the upfront payment. For all other tests, we receive a flat fee at the time the test is performed.
EstroGel®
We decided to stop co-promoting EstroGel®, effective as of September 1, 2016, in order to concentrate our promotional efforts on other products that we promote.
Corporate Activities
Public offerings and related events

On December 30, 2015, we announced that we had filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding shelf registration statement on Form F-10 with the SEC under the US/Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding shelf registration statement, which became effective on January 13, 2016, allows us to offer up to $150 million of common shares, preferred shares, debt securities, subscription receipts, warrants or units comprised of one or more of such securities during the period that the Shelf Prospectus is effective.

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Third Quarter MD&A - 2016

On April 1, 2016, we entered into an "At-the-Market" ("ATM") sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million (the "ATM Program"). The ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. Between April 1, 2016 and November 8, 2016, we sold and issued an aggregate of 592,078 Common Shares at an average issuance and sales price of $3.88 per share pursuant to our ATM Program.

On September 12, 2016, all 8,064 remaining Series B Warrants that had been issued in connection with our March 2015 financing expired without having been exercised.

On November 1, 2016, we completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $0.9 million, including the placement agent’s fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event our common shares trade at or above $10.00 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, we have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from us. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

Class action lawsuit

The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the Court.

On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. We subsequently filed a motion to dismiss the second amended complaint. The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of our current and former officers from the lawsuit. The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers.
We filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016. On June 30, 2016, the Court issued an order denying our motion for reconsideration. As a result, the lawsuit will proceed to the class certification phase and the discovery process has commenced. During the second quarter, we exceeded the deductible amount applicable to this claim. Therefore, we believe that the insurers will bear most of the costs for our defense in future periods, subject to our policy limits.

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Third Quarter MD&A - 2016

Condensed Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2016	2015	2016	2015
	$	$	$	$
Revenues
Sales commission and other	105	111	319	256
License fees	164	62	288	187
	269	173	607	443
Operating expenses
Research and development costs	4,512	4,050	11,876	12,991
General and administrative expenses	1,631	1,910	5,390	7,355
Selling expenses	1,829	1,714	5,219	5,123
	7,972	7,674	22,485	25,469
Loss from operations	(7,703)	(7,501)	(21,878)	(25,026)
(Loss) gain due to changes in foreign currency exchange rates	(64)	(367)	326	(1,452)
Change in fair value of warrant liability	1,687	(7,573)	4,682	(13,986)
Other finance income	25	40	131	279
Net finance income (costs)	1,648	(7,900)	5,139	(15,159)
Net loss from continuing operations	(6,055)	(15,401)	(16,739)	(40,185)
Net income from discontinued operations	—	111	—	60
Net loss	(6,055)	(15,290)	(16,739)	(40,125)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(62)	(21)	(301)	1,260
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(400)	—	(2,622)	960
Comprehensive loss	(6,517)	(15,311)	(19,662)	(37,905)
Net loss per share (basic and diluted) from continuing operations	(0.61)	(6.71)	(1.68)	(29.16)
Net income per share (basic and diluted) from discontinued operations	—	0.05	—	0.04
Net loss per share (basic and diluted)	(0.61)	(6.66)	(1.68)	(29.12)
Weighted average number of shares outstanding:
Basic	9,951,573	2,294,504	9,938,980	1,378,260
Diluted	9,951,573	2,294,504	9,938,980	1,378,260

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Third Quarter MD&A - 2016

Revenues
Sales commission and other were $0.1 million and $0.3 million for the three and nine months ended September 30, 2016 and 2015, respectively, and thus remained unchanged in 2016 as compared to 2015. In 2016, those revenues mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreements to sell Saizen® . We also generated sales commission in connection with our promotion of APIFINY®. In the corresponding quarters of 2015, sales commission and other revenues were mainly related to EstroGel®.

After a strong first quarter, the results of our co-promotion of Saizen® during the second and third quarters were disappointing. The demand for Saizen® appears to be much more seasonal than we previously realized. Additionally, our non-commercial, self-pay business slowed in part due to competitive price pressures.

During the third quarter of 2016, we increased our sales commission revenue from our promotion of APIFINY® by 210% compared to the second quarter. This growth is mainly explained by the fact that our exclusive-promotion rights to APIFINY® commenced only on June 1. We expect that we will continue to grow that business in the next quarter.
License fees were $0.2 million and $0.3 million for the three and nine months ended September 30, 2016, respectively, as compared to $0.1 million and $0.2 million for the same periods in 2015. Those revenues resulted partially from the amortization of a one-time, non-refundable payment made to us in 2014 in connection with a master collaboration agreement, a technology transfer and technical assistance agreement and a license agreement we entered into with Sinopharm, which is related to ZoptrexTM. We deferred this non-refundable payment and we amortize it on a straightline basis over a four-year period. During the third quarter of 2016, we also started to amortize the one-time, non-refundable payments made to us in connection with similar agreements we entered into with Cyntec and Rafa, which also relate to ZoptrexTM. We amortize those on a straight-line basis over a 33-month period.
We expect revenues during the fourth quarter of 2016 to be slightly higher than those recorded during the third quarter of 2016 due to higher sales commission revenue that we expect to generate in connection with our promotion efforts related to Saizen® and APIFINY®. We will also commence recording the amortization of the one-time, non-refundable payment received in connection with the agreements with STA, in connection with ZoptrexTM, as described in the "Key Developments" section above.
Operating Expenses
Research and Development ("R&D") costs were $4.5 million and $11.9 million for the three and nine months ended September 30, 2016, respectively, compared to $4.1 million and $13.0 million for the same periods in 2015.

The increase in our R&D costs for the three months ended September 30, 2016, as compared to the same period in 2015, is mainly attributable to higher comparative third-party costs, as described below.

The decrease in our R&D costs for the nine months ended September 30, 2016, as compared to the same period in 2015, is attributable to lower comparative third-party costs, as described below. It is also explained by lower employee compensation and benefits costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program").

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Third Quarter MD&A - 2016

The following table summarizes our R&D costs by nature of expense:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2016	2015	2016	2015
	$	$	$	$
Third-party costs	3,504	2,861	8,596	8,992
Employee compensation and benefits	717	840	2,379	2,794
Facilities rent and maintenance	224	88	641	631
Other costs[1]	67	261	262	848
Gain on disposal of equipment	—	—	(2)	(274)
	4,512	4,050	11,876	12,991
 ___________________________
1.Includes mainly depreciation, amortization as well as operating foreign exchange losses.
The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three and nine months ended September 30, 2016 and 2015.

(in thousands, except percentages)	Three months ended September 30,				Nine months ended September 30,
Product Candidate	2016		2015		2016		2015
	$	%	$	%	$	%	$	%
Zoptrex™	2,094	59.8	1,985	69.4	5,289	61.5	7,147	79.5
Macrilen™	1,184	33.8	408	14.3	2,758	32.1	578	6.4
LHRH-Disorazol Z	94	2.7	50	1.7	208	2.4	139	1.5
Erk inhibitors	40	1.1	355	12.4	114	1.3	1,010	11.2
Other	92	2.6	63	2.2	227	2.7	118	1.4
	3,504	100.0	2,861	100.0	8,596	100.0	8,992	100.0

As shown above, a substantial portion of the quarter-to-date and year-to-date R&D costs relate to development initiatives associated with Zoptrex™, and in particular with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Third-party costs attributable to Zoptrex™ decreased considerably during the nine months ended September 30, 2016, as compared to the same period in 2015, mainly due to the fact that dosing of patients in the ZoptEC trial was completed in February 2016. This is consistent with our expectations as we are approaching the end of the clinical trials. We are confident in our ability to complete the study during 2016.

As we continue to closely monitor all initiatives supported by Ergomed related to the ZoptEC trial, we may be required to revise some of the trial's parameters or expand the scope of work performed by Ergomed and, consequently, total estimated costs in connection with the co-development and revenue sharing agreement may be adjusted. To date, our arrangement with Ergomed has been revised in previous periods and is in the process of being further revised, following our decision to open additional clinical sites, to perform additional sub-studies and to account for the increased timelines and additional activities, resulting in overall, cumulative cost increases of approximately $4.5 million, as compared to our original expectations. We currently estimate that we will incur approximately $4.4 million pursuant to our agreement with Ergomed over the next six months as we proceed with and complete our ZoptEC trial.

In addition, during 2015, we initiated the new confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate. The first patient was enrolled in the fourth quarter of 2015 and we announced completion of patient recruitment in the fourth quarter of 2016.

Excluding the impact of foreign exchange rate fluctuations, we now expect that we will incur overall R&D costs of between $17.0 million and $19.0 million for the year ended December 31, 2016. The increase as compared to our previous guidance on R&D costs for 2016 is mainly explained by the estimated additional adjustments that will be made to our contract with Ergomed as described above.

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Third Quarter MD&A - 2016

General and administrative ("G&A") expenses were $1.6 million and $5.4 million for the three and nine months ended September 30, 2016, respectively, as compared to $1.9 million and $7.4 million for the same periods in 2015. The decrease in our G&A costs for the three months ended September 30, 2016, as compared to the same period in 2015 is mainly due to the realization of cost savings in connection with our corporate restructuring, which was announced in the fourth quarter of 2015. The comparative decrease for the nine-month period is also partially explained by the realization of costs saving in connection with our corporate restructuring although mainly attributable to the recording, in the prior year period, of certain transaction costs allocated to warrants in connection with the completion of an offering in March 2015.

During 2016, excluding the impact of foreign exchange rate fluctuations, we continue to expect G&A expenses to be lower as compared to 2015 because we do not expect to record restructuring charges in 2016 and we expect lower transactions costs than we incurred in 2015. We now expect them to be ranging between $7.0 million and $8.0 million during 2016. This forecast includes the transaction costs related to the warrants issued in connection with the November 2016 Offering announced and completed subsequent to September 30, 2016, described in the "Key Developments" section above.

Selling expenses were $1.8 million and $5.2 million for the three and nine months ended September 30, 2016, respectively, as compared to $1.7 million and $5.1 million for the same periods in 2015. The selling expenses for the three and nine months ended September 30, 2016 and 2015 represent mainly the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team.

Based on currently available information and forecasts, we expect selling expenses to remain relatively stable and to reach a range of between $7.0 million and $8.0 million during 2016.

Net finance income (costs) were $1.6 million and $5.1 million for the three and nine months ended September 30, 2016, as compared to $(7.9) million and $(15.2) million, for the same periods in 2015. These increases in finance income are mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of outstanding share purchase warrants. During the quarter, the "mark-to-market" warrant valuation was mainly impacted by the expiration of the remaining Series B Warrants. During 2015, the change in assumptions that were applied to determine the fair value of the alternate cashless feature included in the Series B Warrants significantly impacted the “mark-to-market” valuation. Furthermore, the closing price of our common shares, which, on the NASDAQ, fluctuated from $3.30 to $3.73 during the three-month period and $2.67 to $4.40 during the nine-month period ended September 30, 2016, respectively, compared to $5.02 to $27.50 and $5.02 to $84.00 during the same periods in 2015, also had a direct impact on the change in fair value of warrant liability.

Net loss for the three and nine months ended September 30, 2016 was $6.1 million and $16.7 million, or $0.61 and $1.68 per basic and diluted share, as compared to a net loss of $15.3 million and $40.1 million, or $6.66 and $29.12 per basic and diluted share, for the same periods in 2015. The decrease in net loss for the three months ended September 30, 2016, as compared to the same period in 2015, is due largely to higher comparative net finance income, as presented above. The decrease in net loss for the nine months ended September 30, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income, as presented above.

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Third Quarter MD&A - 2016

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	$	$	$	$
Revenues	269	96	242	102
Loss from operations	(7,703)	(7,184)	(6,991)	(9,858)
Net loss from continuing operations	(6,055)	(7,008)	(3,676)	(10,043)
Net loss	(6,055)	(7,008)	(3,676)	(10,018)
Net loss per share from continuing operations (basic and diluted)*	(0.61)	(0.71)	(0.37)	(1.46)
Net loss per share (basic and diluted)*	(0.61)	(0.71)	(0.37)	(1.46)

(in thousands, except for per share data)	Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	$	$	$	$
Revenues	173	197	73	11
Loss from operations	(7,501)	(7,989)	(9,536)	(10,947)
Net (loss) income from continuing operations	(15,401)	(15,148)	(9,636)	3,995
Net (loss) income	(15,290)	(15,099)	(9,736)	4,153
Net (loss) income per share from continuing operations (basic and diluted)*	(6.71)	(13.69)	(13.45)	6.11
Net (loss) income per share (basic and diluted)*	(6.66)	(13.65)	(13.59)	6.35
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the unpredictable quarterly variations attributable to our net finance income (costs), which are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which are dependent upon various factors that often do not occur on a linear or predictable basis.
Our selling expenses have been consistent but can vary on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™ (prior to the receipt in November 2014 of the complete response letter from the FDA) and to the deployment of our contracted sales force and managerial staff related to our co-promotion and other commercial activities.
In addition to the items referred to above, our net (loss) income has also been historically impacted by net variations attributable to our discontinued operations related to the manufacturing of Cetrotide® and related activities.

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Third Quarter MD&A - 2016

Condensed Interim Consolidated Statement of Financial Position Information

(in thousands)	As at September 30,	As at December 31,
	2016	2015
	$	$
Cash and cash equivalents[1]	21,052	41,450
Trade and other receivables and other current assets	904	944
Restricted cash equivalents	512	255
Property, plant and equipment	224	256
Other non-current assets	9,047	8,593
Total assets	31,739	51,498
Payables and other current liabilities[2]	5,066	4,770
Current portion of deferred revenues	453	244
Warrant liability (current and non-current portions)	6,209	10,891
Non-financial non-current liabilities[3]	16,729	13,978
Total liabilities	28,457	29,883
Shareholders' equity	3,282	21,615
Total liabilities and shareholders' equity	31,739	51,498
_________________________

1.
Approximately $1.0 and $1.5 million were denominated in EUR as at September 30, 2016 and December 31, 2015, respectively, and approximately $4.5 and $4.4 million were denominated in Canadian dollars as at September 30, 2016 and December 31, 2015, respectively.

2.	Approximately $0.1 and $0.6 million were related to our provision for restructuring as at September 30, 2016 and December 31, 2015, respectively.

3.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

The decrease in cash and cash equivalents as at September 30, 2016, as compared to December 31, 2015, is due to net cash used in operating activities, variations in components of our working capital and by the increase in restricted cash as well as by the effect of exchange rate fluctuations. The decrease was offset by the net proceeds generated by the sale and issuance of common shares under our ATM Program as well as the upfront cash payment received in consideration for the licenses to Cyntec and Rafa.

The increase in restricted cash is mainly explained by the fact that we launched a corporate credit card program, which requires us to set aside a reserve of a certain sum of funds in a specified bank account.

The increase in other non-current assets as at September 30, 2016, as compared to December 31, 2015, is primarily due to the exchange rate fluctuation of the EUR against the US dollar relating to goodwill. In addition, since sales commission revenue in connection with Saizen® is receivable quarterly over two years following the enrollment of patients, a portion of it has been included in other non-current assets.

The increase in the current portion of deferred revenues is explained by the out-licensing agreements signed with Cyntec and Rafa during the third quarter of 2016.

The decrease in our warrant liability from December 31, 2015 to September 30, 2016 is due to a net fair value revaluation gain of $4.7 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding warrants. The revaluation gain is mainly explained by the decrease of the price of our common shares during the period as well as the impact of the expiration of the Series B Warrants.

The increase in non-financial non-current liabilities from December 31, 2015 to September 30, 2016 is mainly due to a decrease in the discount rate used to estimate our employee future benefits obligation.

The decrease in shareholders' equity as at September 30, 2016, as compared to December 31, 2015, is attributable primarily to the recording of a net loss for the nine-month period and an actuarial loss on our pension-related employee benefit obligation for the same period.

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Third Quarter MD&A - 2016

Financial Liabilities, Obligations and Commitments

Our Financial Liabilities, Obligations and Commitments have not changed significantly from those disclosed in our most recent Annual Report on Form 20-F for the financial year ended December 31, 2015.

Outstanding Share Data

As at November 8, 2016, we had 11,670,775 common shares and 950,000 pre-funded warrants exercisable for common shares issued and outstanding, as well as 324,832 stock options outstanding. Warrants outstanding as at November 8, 2016 represented a total of 3,779,245 equivalent common shares (excluding common shares issuable upon exercise of the pre-funded warrants separately disclosed above).

Capital Disclosures

Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements. Over the past several years, we have raised capital via public equity offerings and drawdowns under various ATM sales programs as our primary source of liquidity.

Our capital management objective remains consistent with previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from drawdowns under various ATM programs.

While the Company had $21.1 million of cash and cash equivalents as at September 30, 2016, we believe that our cash and cash resources will not be sufficient to fund operations for the next twelve months unless our expenditures are reduced or further financing is obtained. Our ability to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that we will have sufficient capital to fund our ongoing operations, develop or commercialize our products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. We are currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties. If we are unable to obtain additional financing when required, we may have to substantially reduce or eliminate planned expenditures or we may be unable to continue our operations. These uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ultimate success, its ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon at least one of the two internally developed compounds obtaining positive top-line results in their currently ongoing Phase 3 studies.

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On April 1, 2016, we entered into an ATM sales agreement under which we are able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. Subsequent to September 30, 2016, the Company issued an additional 426,982 common shares under the April 2016 ATM Program at an average price of approximately $4.02 per share for gross proceeds of approximately $1.7 million.

On November 1, 2016, we completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $0.9 million, including the placement agent’s fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event our common shares trade at or above $10.00 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, we have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from us. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$
Cash and cash equivalents - Beginning of period	26,169	45,458	41,450	34,931
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(5,699)	(7,261)	(20,879)	(25,277)
Cash provided by (used in) operating activities from discontinued operations	—	111	—	(173)
	(5,699)	(7,150)	(20,879)	(25,450)
Cash flows from financing activities:
Net cash provided by financing activities	519	—	563	28,737

Cash flows from investing activities:
Net cash (used in) provided by investing activities	(263)	435	(305)	919

Effect of exchange rate changes on cash and cash equivalents	326	(398)	223	(792)
Cash and cash equivalents - End of period	21,052	38,345	21,052	38,345

Cash used in operating activities totaled $(5.7) million and $(20.9) million for the three and nine months ended September 30, 2016, as compared to $(7.2) million and $(25.5) million for the same periods in 2015. The decrease in cash used in operating activities for nine months ended September 30, 2016, as compared to the same period in 2015, is mainly due to lower operating expenses. The decrease in cash used in operating activities for the three months ended September 30, 2016, as compared to the same period in 2015, is mainly due to the increase in trade accounts payable compared to June 30, 2016 as well as the upfront cash payments received in consideration for the licenses issued to Cyntec/OEP and Rafa.

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Cash flows provided by financing activities totaled $0.5 million and $0.6 million for the three and nine months ended September 30, 2016, as compared to nil and $28.7 million for the same periods in 2015. In 2016, we raised capital using our ATM Program compared to capital raised in an offering in March 2015 for the nine months ended September 30, 2015.
Cash flows used in investing activities totaled $(0.3) million for the three and nine months ended September 30, 2016, as compared to $0.4 million and $0.9 million for the same periods in 2015. The variance in the three months ended September 30, 2016 is explained by the movements in restricted cash. In addition, the nine-month period ended September 30, 2015 included proceeds received related to the disposal of equipment in connection with our Resource Optimization Program in the first quarter of 2015.
Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Recent Accounting Pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by the Company is included in note 4 to the Company’s December 31, 2015 consolidated financial statements and in note 3 to the Company’s condensed interim consolidated financial statements as at and for the period ended September 30, 2016 .

Outlook for the remainder of 2016

Clinical Activities

Zoptrex™

With the DSMB's recommendation that our pivotal Phase 3 ZoptEC study in women with advanced, recurrent, or metastatic endometrial cancer continue as planned, we are expanding our commercialization planning for Zoptrex™. Our commercialization efforts will focus on the development of a scientific platform, the identification of key opinion leaders and the expansion of market research initiatives. A final analysis of the data is expected at approximately 384 events. We currently expect to release top-line results in Q1 2017 and, if the results of the trial warrant doing so, we would then expect to file the NDA for Zoptrex™ in H2 2017, looking toward commercial launch of the product in late 2018, assuming positive Phase 3 results and that our NDA is granted.

Macrilen™

On October 26, 2016, we announced that we had completed patient recruitment for the confirmatory Phase 3 trial in AGHD. We currently expect to release top-line results in early 2017, with expected combined third-party expenses of approximately $2.0 million over the remaining trial period, including report writing, and we would then expect to file an NDA for Macrilen™ with the FDA during the first half of 2017, if the results of the trial warrant doing so. If the trial is successful in meeting its primary endpoint, we would then expect to obtain FDA approval, following a six-month review period, and begin the commercialization of the drug by the end of 2017.

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Third Quarter MD&A - 2016

In the US alone, we believe that approximately 40,000 confirmatory tests for AGHD will be conducted each year after the introduction of Macrilen™, if it is approved by the FDA, and that there are approximately 2,500 endocrinologists in the U.S. that we could target as potential prescribers. We believe that Macrilen™ will be used for up to 40% to 50% of such tests during the first year after its introduction and that the percentage could grow to 85% within the first three years of commercialization. Furthermore, we believe that there is a significant opportunity for Macrilen™ in the evaluation of adult growth hormone deficiency in traumatic brain injury patients. As reported by the Centers for Disease Control and Prevention, approximately 215,000 adults are hospitalized for traumatic brain injury in the United States each year. Because approximately 20% of such patients are at risk of developing growth hormone deficiency, traumatic brain injury patients are a potentially significant market expansion opportunity for Macrilen™.
Commercial Operations
Saizen®

After a strong first quarter, the results of our promotional efforts with respect to Saizen® in the second and third quarter were disappointing. We believe that the decline in results from our selling efforts for Saizen® is mainly due to seasonality because our target physicians treat pediatric patients. We believe that pediatric patients are more likely to be evaluated for and to have growth hormone therapy for small stature syndrome initiated at the beginning of a school year and that, therefore, consultations of pediatric endocrinologists generally increase with the beginning of the school year. Increased physician visits typically result in increased numbers of statements-of-medical-necessity ("SMN").
Physicians desiring to prescribe Saizen® (or any similar product) for new patients (other than patients who will bear the cost of the treatment without seeking insurance coverage) must first submit a SMN to a patient’s insurance provider. The insurance provider will make its coverage decision on the basis of the SMN. If the insurance provider accepts the statement of medical necessity and related documentation, the patient receives coverage for the cost of the medication. Often, the patient's insurance provider’s coverage decision determines whether or not the patient receives treatment because of the expense of the drug.
We have requested that EMD Serono, our promotional partner for Saizen®, make available additional target physicians to us and to include adult endocrinologists in our list of targets. The addition of adult-endocrinologist targets to our selling efforts is expected to expand our market opportunities, albeit at a lower commission rate for adult than pediatric patients. The lowered commission rate is due to adult patients requiring lower dosages of Saizen than pediatric patients. This may mitigate the seasonality because SMN for adult patients do not appear to be impacted by the apparent seasonality observed related to pediatric patients. We are hopeful that EMD Serono will make the additional targets available to us.
Further, a recent decision by a large commercial health insurance provider to exclude Saizen® from their formulary was recently announced, taking effect in 2017. We expect this decision to cause a reduction in NPS as well as a correspondingly lowered baseline requirement.
APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune. On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune pursuant to which we acquired the exclusive right to promote APIFINY® throughout the United States, effective as of June 1, 2016. We expect continued growth in this business over the coming quarters. In August 2016, we announced that we expanded the promotion of APIFINY® to Florida, following Armune’s receipt of a clinical laboratory license from that state. Armune is also currently pursuing agreements with regional and national laboratories.

Summary of key expectations for revenues, operating expenditures and cash flows

We will continue to record sales commission revenues in relation to our promotional services agreement for Saizen® and our co-marketing agreement with Armune. As for license fee revenues, we will continue to recognize the amortization of deferred revenues related to the agreements we entered into with Sinopharm, Cyntec and Rafa. We will also commence recording the amortization of the license fee revenues received in connection with the agreements with STA, as described in the "Key Developments" section above.

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As noted above, our main focus for R&D efforts will be on Zoptrex™, with the ongoing pivotal Phase 3 ZoptEC clinical trial, as well as on Macrilen™ with the confirmatory Phase 3 clinical trial and the QT study. Excluding the impact of future foreign exchange rate fluctuations, we now expect that we will incur R&D costs of between $17.0 million and $19.0 million for the year ended December 31, 2016.

We expect that selling expenses will slightly increase for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to our increased promotional activities associated with Saizen® and APIFINY® as well as the fact that we started to prepare for the potential commercial launch of Zoptrex™ and Macrilen™.

Excluding the impact of foreign exchange rate fluctuations, we expect that our G&A expenses will be lower for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to the aforementioned recording of transaction costs in connection with our public offerings completed in March and December 2015 and to the recording of a provision for restructuring in connection with the closure of our Quebec City office during the fourth quarter of 2015.

Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in 2016 will range from $31.0 million to $33.0 million as we continue to fund ongoing operating activities and working capital requirements.

The preceding summary with regard to our revenue, operating expenditure and cash flow expectations excludes any consideration of any potential strategic commercial initiatives in connection with our efforts to expand our commercial operations in the US or elsewhere. In addition, these expectations may be materially impacted by our expected growth in sales commission revenues. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.

Financial Risk Factors and Other Instruments
The nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks are included in note 13 in the Company’s September 30, 2016 condensed interim consolidated financial statements.

Related Party Transactions and Off-Balance Sheet Arrangements

As at September 30, 2016, we did not have any related party transactions.

As at September 30, 2016, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in the related unaudited condensed interim consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2015 as updated in the "Risk Factors and Uncertainties" section of our Management's Discussion and Analysis of Financial Condition and Results of Operations for the first quarter of 2016, for a discussion of the various risks that may materially affect our business. Except as set forth below, there have been no material changes to such risks. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

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The following paragraphs replace, restate and supersede the risk factor entitled "In the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Exchange Act’s domestic reporting regime and to incur additional legal, accounting and other expenses." contained in the risk factors and uncertainties section included in our Management's Discussion and Analysis for the quarter ended March 31, 2016:
In the event we were to lose our foreign private issuer status as of June 30 of a given financial year, we would be required to comply with the Exchange Act’s domestic reporting regime, which could cause us to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (1) a majority of our Common Shares must not be either directly or indirectly owned of record by residents of the U.S. or (2) (a) a majority of our executive officers and of our directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S.
Earlier this year, our management conducted its annual assessment of the various facts and circumstances underlying the determination of our status as a foreign private issuer and, based on the foregoing, our management has determined that, as of the date of such determination and as of June 30, 2016, we continue to be a foreign private issuer.
There can be no assurance, however, that we will remain a foreign private issuer in future financial years.
If we were to lose our foreign private issuer status as of June 30 of any given financial year, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and NASDAQ listing standards. The regulatory and compliance costs to us of complying with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we have historically incurred as a foreign private issuer. In addition, if we were to lose our foreign private issuer status, we would no longer qualify under the Canada-U.S. multijurisdictional disclosure system to benefit from being able to file registration statements on Form F-10 (even if we satisfy the other conditions to eligibility), which could make it longer and more difficult to register our securities and raise funds by way of public, registered offerings in the U.S., and we would become subject to “baby shelf” rules that place limitations on our ability to issue an amount of securities above a certain threshold depending on our market capitalization and public float at a given point in time. As a result, we would expect that a potential loss of foreign private issuer status at some future point in time could increase our legal, financial reporting and accounting compliance costs, and it is difficult at this time to estimate by how much our legal, financial reporting and accounting compliance costs may increase in such eventuality.
The following paragraphs replace, restate and supersede the risk factor entitled "We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders." contained in the risk factors included our Management's Discussion and Analysis and Annual Report on Form 20-F for the year ended December 31, 2015:
We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders. In addition, we may be required to fund obligations of AEZS Germany under a Letter of Comfort provided by us to AEZS Germany.
Aeterna Zentaris Inc. is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. AEZS Germany, our principal operating subsidiary, based in Frankfurt, Germany, holds most of our intellectual property rights, which represent the principal non-cash assets of our business. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries, which may incur additional or other liabilities and/or obligations. Therefore, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and therefore the rights of the holders of our Common Shares to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.
Holders of our Common Shares are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and will therefore have priority over

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the holders of our Common Shares. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities, and creditors holding guarantees. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy, insolvency or creditor protection proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our Common Shares. In addition, any distributions to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.
At the present time, AEZS Germany does not generate any revenue and, therefore, it depends on cash advances or contributions from Aeterna Zentaris Inc. to finance its operations. For the reasons described in the following paragraph, we issued a written undertaking, called a “Letter of Comfort”, to AEZS Germany. The Letter of Comfort provides that we will furnish to AEZS Germany the necessary funds to ensure that it will always be able to fulfill all of its financial and economic obligations to its third party creditors. Our advances to AEZS Germany are characterized by the Letter of Comfort as loans that are subordinated to all present and future creditors of AEZS Germany.
We provided the Letter of Comfort to AEZS Germany because German law imposes an obligation on the managing director of AEZS Germany to institute insolvency proceedings if the managing director concludes that AEZS Germany is insolvent because it is either illiquid or “over-indebted”. The purpose of the Letter of Comfort is to preclude the managing director from determining that AEZS Germany is illiquid or over-indebted. The Letter of Comfort will be sufficient for that purpose only as long as the managing director reasonably believes that we will be able to honor our obligations under the Letter of Comfort. If we fail to renew the Letter of Comfort or if the managing director concludes that we will be unable to honor our obligations under the Letter of Comfort, the managing director of AEZS Germany may determine that he or she is obligated to institute insolvency proceedings in Germany for AEZS Germany.
Because we are a holding company and because we have an obligation to advance funds to AEZS Germany to prevent it from becoming either illiquid or over-indebted, we may be required to use our cash to fund payments by AEZS Germany to its creditors. Therefore, in the event of any winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, there can be no assurance as to the value or assets, if any, that would be available to holders of our Common Shares (or holders of any of our other securities) because we may be required to advance cash to AEZS Germany under the Letter of Comfort.
The following paragraphs represent an additional short-term risk factor for the Company, which was included in the prospectus supplement for our November 2016 Offering:
We may be required to repay a portion of the proceeds of the offering to the purchaser in the event we publicly announce results of the confirmatory Phase 3 clinical trial of Macrilen on or before December 15, 2016 which results in the price of our Common Shares falling below the price per Unit

The Company has agreed with the purchaser of the Units that in the event the Company publicly announces or discloses by press release, on or before December 15, 2016, any developments relating to the confirmatory Phase 3 trial for Macrilen in the evaluation of AGHD (the ‘‘Macrilen Phase 3 Trial’’) and the volume weighted average price (‘‘VWAP’’) over the 5 days immediately following such public announcement or disclosure is less than the purchase price per Unit, then the Company will make a cash payment to the purchaser equal to the difference between the Unit price and such VWAP multiplied by the number of all Common Shares then held by such Purchaser. If the Macrilen Phase 3 Trial results are publicly announced or disclosed by the Company at any time after December 15, 2016, the Company will be under no such obligation to make any cash payment whatsoever to the purchaser. Although the Company anticipates that it is very unlikely that the results of the Macrilen Phase 3 Trial will be available prior to December 15, 2016, if they do become available and are disclosed before such date and such announcement leads to a decrease in the price of our Common Shares in the circumstances described above, we could be liable to make a substantial payment to the purchaser.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal controls over financial reporting during the three-month period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

(19)

Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4
Condensed Interim Consolidated Statements of Comprehensive Loss	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	September 30, 2016	December 31, 2015
	$	$
ASSETS
Current Assets
Cash and cash equivalents (note 4)	21,052	41,450
Trade and other receivables	384	598
Prepaid expenses and other current assets	520	346
	21,956	42,394
Restricted cash equivalents	512	255
Property, plant and equipment	224	256
Other non-current assets	838	520
Identifiable intangible assets	183	237
Goodwill	8,026	7,836
	31,739	51,498
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	5,019	4,172
Provision for restructuring costs (note 6)	47	598
Current portion of deferred revenues	453	244
Current portion of warrant liability (note 7)	—	1,411
	5,519	6,425
Deferred revenues	617	487
Warrant liability (note 7)	6,209	9,480
Employee future benefits (note 8)	15,530	12,656
Provisions and other non-current liabilities	582	835
	28,457	29,883
SHAREHOLDERS' EQUITY
Share capital (note 9)	205,139	204,596
Other capital	88,294	87,508
Deficit	(290,982)	(271,621)
Accumulated other comprehensive income	831	1,132
	3,282	21,615
	31,739	51,498
Going concern (note 1)
Contingencies (note 16)
Subsequent events (note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chairman of the Board	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
For the nine months ended September 30, 2016 and 2015
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of) [1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	(16,739)	—	(16,739)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(301)	(301)
Actuarial loss on defined benefit plans (note 8)	—	—	—	(2,622)	—	(2,622)
Comprehensive loss	—	—	—	(19,361)	(301)	(19,662)
Share issuances in connection with "At-the- Market" issuances (note 9)	165,096	543	—	—	—	543
Share-based compensation costs	—	—	786	—	—	786
Balance - September 30, 2016	10,093,793	205,139	88,294	(290,982)	831	3,282

(Unaudited)	Common shares (number of) [1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2015	655,091	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(40,125)	—	(40,125)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	1,260	1,260
Actuarial gain on defined benefit plans	—	—	—	—	960	—	960
Comprehensive (loss) income	—	—	—	—	(39,165)	1,260	(37,905)
Share issuances in connection with a public offering	250,481	6,251	—	—	—	—	6,251
Pre-funded warrant issuances in connection with a public offering	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants	346,294	8,653	(8,653)	—	—	—	—
Share issuances pursuant to the exercise of non pre-funded warrants	3,672,874	20,574	—	—	—	—	20,574
Share-based compensation costs	—	—	—	767	—	—	767
Balance - September 30, 2015	4,924,740	186,022	—	87,406	(261,487)	883	12,824
_________________________
1 Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2016 and 2015
(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2016	2015	2016	2015
	$	$	$	$
Revenues
Sales commission and other	105	111	319	256
License fees	164	62	288	187
	269	173	607	443
Operating expenses
Research and development costs	4,512	4,050	11,876	12,991
General and administrative expenses	1,631	1,910	5,390	7,355
Selling expenses	1,829	1,714	5,219	5,123
	7,972	7,674	22,485	25,469
Loss from operations	(7,703)	(7,501)	(21,878)	(25,026)
(Loss) gain due to changes in foreign currency exchange rates	(64)	(367)	326	(1,452)
Change in fair value of warrant liability	1,687	(7,573)	4,682	(13,986)
Other finance income	25	40	131	279
Net finance income (costs)	1,648	(7,900)	5,139	(15,159)
Net loss from continuing operations	(6,055)	(15,401)	(16,739)	(40,185)
Net income from discontinued operations	—	111	—	60
Net loss	(6,055)	(15,290)	(16,739)	(40,125)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(62)	(21)	(301)	1,260
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(400)	—	(2,622)	960
Comprehensive loss	(6,517)	(15,311)	(19,662)	(37,905)
Net loss per share (basic and diluted) from continuing operations	(0.61)	(6.71)	(1.68)	(29.16)
Net income per share (basic and diluted) from discontinued operations	—	0.05	—	0.04
Net loss per share (basic and diluted)	(0.61)	(6.66)	(1.68)	(29.12)
Weighted average number of shares outstanding: (note 15)
Basic	9,951,573	2,294,504	9,938,980	1,378,260
Diluted	9,951,573	2,294,504	9,938,980	1,378,260

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2016 and 2015
(in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2016	2015	2016	2015
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,055)	(15,401)	(16,739)	(40,185)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 7)	(1,687)	7,573	(4,682)	13,986
Reversal for restructuring costs (note 6)	—	(75)	(29)	(265)
Depreciation and amortization	31	56	139	279
Share-based compensation costs	249	223	786	767
Employee future benefits (note 8)	104	99	312	298
Amortization of deferred revenues	(164)	(62)	(288)	(187)
Foreign exchange (gain) loss on items denominated in foreign currencies	(343)	391	(334)	1,221
Loss (gain) on disposal of equipment	2	—	—	(274)
Other non-cash items	(45)	19	(71)	108
Net gain associated with amendment of warrant agreement and derecognition of expired warrants (note 9)	—	—	—	(162)
Transaction costs allocated to warrants issued (note 9)	—	—	—	1,451
Changes in operating assets and liabilities (note 11)	2,209	(84)	27	(2,314)
Net cash provided by (used in) operating activities of discontinued operations	—	111	—	(173)
Net cash used in operating activities	(5,699)	(7,150)	(20,879)	(25,450)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $19 in 2016 and $2,560 in 2015 (note 9)	519	—	563	34,440
Payment pursuant to warrant amendment agreements (note 9)	—	—	—	(5,703)
Net cash provided by financing activities	519	—	563	28,737
Cash flows from investing activities
Disposals of equipment	—	—	2	492
Purchase of equipment	(13)	—	(57)	(8)
Change in restricted cash	(250)	435	(250)	435
Net cash (used in) provided by investing activities	(263)	435	(305)	919
Effect of exchange rate changes on cash and cash equivalents	326	(398)	223	(792)
Net change in cash and cash equivalents	(5,117)	(7,113)	(20,398)	3,414
Cash and cash equivalents – Beginning of period	26,169	45,458	41,450	34,931
Cash and cash equivalents – End of period	21,052	38,345	21,052	38,345

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Nature of operations, going concern and basis of presentation
Nature of operations and going concern
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health. The Company is engaged in drug development activities and in the promotion of products for others. The Company is now conducting Phase 3 studies of two internally developed compounds (Macrilen™ and Zoptrex™). The focus of the Company's business development efforts is the acquisition or in-licensing of products that are relevant to the Company's therapeutic areas of focus. The Company also intends to out-license certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable it to ensure development, registration and launch of the Company's product candidates. The Company's goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of the Company's product portfolio and by achieving successful commercial presence and growth, while consistently delivering value to shareholders, employees and the medical providers and patients who will benefit from the Company's products.
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Since the Company’s inception, the Company’s operations have been financed through the sale of shares and warrants, revenue from license agreements and commissions, interest income on funds available for investment, government grants and tax credits and other non-dilutive financing sources. For the three and nine months ended September 30, 2016 the Company has not generated any meaningful revenues from operations, and the Company has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $290,982,000 as at September 30, 2016.
The ability of the Company to continue operating as a going concern is dependent upon raising additional financing through equity and non-dilutive sources of funding, including partnerships and licensing arrangements. There can be no assurance that the Company will have sufficient capital to fund its ongoing operations, or to develop or commercialize any products without future financings. The foregoing factors indicate the existence of a material uncertainty that may cast substantial doubt as to the Company’s continued ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Company is unable to obtain additional financing when required, the Company may have to substantially reduce or eliminate planned expenditures or the Company may be unable to continue operations. The Company’s ultimate success, its ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon at least one of the two internally developed compounds obtaining positive top-line results in their currently ongoing Phase 3 studies.
These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and discharge its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year and previous quarter.

(7)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these unaudited condensed interim consolidated financial statements to reflect and give effect to the Company's 100:1 share consolidation (or reverse stock split) that occurred on November 17, 2015 (the "Share Consolidation") as if it had occurred at the beginning of the earliest period presented. See note 9 – Share Capital.
These unaudited condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 8, 2016.
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis (see above under "Nature of operations and going concern"), under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").

2	Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the unaudited condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company's condensed interim consolidated financial statements, were the same as those found in note 3 to the Company's annual consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

3	Significant accounting policies and recent accounting pronouncements
Accounting policies used in the preparation of the Company's condensed interim consolidated financial statements as at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015 were the same as those found in note 2 to the Company's annual consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, except for the two new policies adopted and disclosed in note 3 to the Company's unaudited condensed interim consolidated financial statements as at March 31, 2016 and for the three-month periods ended March 31, 2016 and 2015.
Not yet adopted

In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company is currently assessing the impact, if any, which these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information already provided in note 7 will be sufficient to meet this new requirement.

(8)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

4	Cash and cash equivalents

	As at September 30,	As at December 31,
	2016	2015
	$	$
Cash on hand and balances with banks	15,704	11,233
Interest-bearing deposits with original maturities of three months or less	5,348	30,217
	21,052	41,450

5	Payables and accrued liabilities

	As at September 30,	As at December 31,
	2016	2015
	$	$
Trade accounts payable	3,029	2,488
Accrued research and development costs	668	312
Salaries, employment taxes and benefits	271	256
Current portion of onerous contract provisions	298	334
Other accrued liabilities	753	782
	5,019	4,172

(9)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee and Board of Directors approved a global resources optimization program (the "Resource Optimization Program"), which was rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. As at September 30, 2016, the Resource Optimization Program was substantially complete.
On October 9, 2015, the Company's Board of Directors approved a plan to restructure the Company's finance and accounting operations and to close the Company's Quebec City office (the "Corporate Restructuring"). The Company transferred all functions performed by the five employees in its Quebec City office to other personnel. As of September 30, 2016, the Corporate Restructuring was substantially complete.
The change in the Company's provision for restructuring costs during the nine-month period ended September 30, 2016 can be summarized as follows:

	Resource Optimization Program	Corporate Restructuring	Total
	$	$	$
Balance – Beginning of period (current and non-current)	75	557	632
Utilization of provision	(43)	(501)	(544)
Unused provision reversed due to changes in assumptions	—	(29)	(29)
Impact of foreign exchange rate changes	3	(15)	(12)
Balance – End of period	35	12	47

7	Warrant liability

The change in the Company's warrant liability can be summarized as follows:

Nine Months Ended September 30,
2016
$
Balance – Beginning of period (current and non-current)	10,891
Change in fair value of share purchase warrants	(4,682)
Balance – End of period	6,209

(10)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Nine months ended September 30,			Year ended December 31,
	2016			2015
	Number	Weighted average exercise price		Number		Weighted average exercise price
		$				$
Balance – Beginning of period	2,842,309	11.67		287,852		104.46	(b)
Issued (note 9)	—	—		3,076,956	(a)	6.28	(b)
Exercised	—	—		(298,088)		4.24	(b)
Expired (note 9)	(8,064)	4.23	(b)	(224,411)		66.90
Balance – End of period	2,834,245	11.69		2,842,309		11.67
_________________________

(a)	298,382 of which represent the Series B Warrants (see note 9 -Share Capital), which were exercisable on an alternate cashless basis, as discussed below.

(b)	As adjusted (see note 9 - Share capital).

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at September 30, 2016. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13").

	Number of equivalent shares	Market-value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
October 2012 Investor Warrants	29,675	3.44	345.00	0.60%	152.08%	1.05	0.00%
July 2013 Warrants	25,996	3.44	185.00	0.74%	132.58%	1.83	0.00%
March 2015 Series A Warrants (e)	447,574	3.44	3.41	0.94%	112.77%	3.45	0.00%
December 2015 Warrants	2,331,000	3.44	7.10	1.03%	108.72%	4.21	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 9 - Share capital).

Series B Warrants
The 8,064 Series B Warrants remaining on December 31, 2015 issued in connection with the March 2015 financing expired on September 12, 2016 without having been exercised.

(11)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8	Employee future benefits
The change in the Company's accrued benefit obligations is summarized as follows:

	Nine months ended September 30, 2016
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of period	12,375	281	12,656
Current service cost	70	9	79
Interest cost	228	5	233
Actuarial loss arising from change in discount rate assumption (a)	2,622	—	2,622
Benefits paid	(284)	(61)	(345)
Impact of foreign exchange rate changes	279	6	285
Balance – End of period	15,290	240	15,530
Amounts recognized:
In comprehensive loss	(298)	(14)	(312)
In other comprehensive loss	(2,901)	(6)	(2,907)

(a)
The calculation of the pension benefit obligation is sensitive to the discount rate assumption. As at September 30, 2016, management determined that the discount rate assumption should be adjusted from 2.4% at the end of December 2015 to 1.1% as a result of changes in the European economic environment.

9	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 655,984,512 common shares issued and outstanding immediately prior to the Share Consolidation, which became legally effective on November 17, 2015, were consolidated into 6,559,846 common shares (the "Post-Consolidation Shares"). The Post-Consolidation Shares began trading on each of the TSX and NASDAQ at the opening of markets on November 20, 2015. The number of outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these unaudited condensed interim consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.
Common shares issued in connection with "At-the-Market" ("ATM") issuances
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 2016 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 3 million of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. Between April 1, 2016 and September 30, 2016, the Company issued a total of 165,096 common shares under the April 2016 ATM Program at an average price of approximately $3.52 per share for aggregate gross proceeds of approximately $0.6 million less cash transaction costs of approximately $19,000 and previously deferred transaction costs of $20,000. In connection with these issuances and in accordance with their respective anti-dilution provisions, the exercise price of the March 2015 Series A warrants was adjusted to $3.41.

(12)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Public offering
March 2015 Offering
On March 11, 2015, the Company completed a public offering of 596,775 units (the "Units"), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $62.00 per Unit (the "March 2015 Offering").
Total gross cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of approximately $2,560,000 and previously deferred transaction costs of $7,000.
The Series A Warrants are exercisable during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants were exercisable during an 18-month term at an initial exercise price of $81.00 per share. The Series A Warrants are, and the Series B Warrants were, subject to certain anti-dilution provisions and could at any time be exercised on a standard cashless basis. In addition, the Series B Warrants were exercisable on an alternate cashless basis. The exercise of Series B Warrants performed on an alternate cashless basis resulted in the issuance of a substantially larger number of common shares than otherwise would be issued following a standard cash or cashless exercise. See also note 7 - Warrant liability.
Between May 26, 2015 and September 30, 2016, 290,318 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 5,670,118 common shares. The remaining 8,064 outstanding Series B Warrants expired in September 2016.
The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: Series A Warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B Warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.
The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in them beneficially owning more than an "initial beneficial ownership limitation" of either 4.9% or 9.9% of the Company's common shares following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $62.00 per share, were fully exercised between March 23, 2015 and June 15, 2015. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the Series C Warrants.
Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to share capital.
In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 out of the proceeds of the March 2015 Offering as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was recorded, net of the aforementioned amendment fee, within other finance income in the unaudited condensed interim consolidated statement of comprehensive loss during the period ended March 31, 2015.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For holders of the remaining 7,770 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $14.00 per share in accordance with the terms thereof.
December 2015 Offering
On December 14, 2015, the Company completed a public offering of 3,000,000 common shares at a purchase price of $5.54 per share and 2,100,000 warrants to purchase one common share at a purchase price of $0.01 per warrant (the "December 2015 Offering").
In connection with the December 2015 Offering, the Company granted the underwriter a 45-day over-allotment option to separately acquire up to an additional 330,000 common shares at the same purchase price of $5.54 per share and/or up to an additional 231,000 warrants at the same purchase price of $0.01 per warrant. The underwriter exercised its option in full with respect to the 231,000 warrants for market stabilization purposes but did not exercise any of its option in respect of common shares.
Total gross cash proceeds raised through the December 2015 Offering amounted to approximately $16,650,000, less cash transaction costs of approximately $1,638,000.
The warrants are exercisable for a period of five years at an exercise price of $7.10 per share. Assuming complete exercise for cash, these warrants would result in the issuance of an aggregate of 2,331,000 common shares that would generate additional proceeds of $16,550,100. However, those warrants may at any time be exercised on a "net" or "cashless" basis.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.68%, an expected volatility of 107.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, on December 14, 2015, the total fair value of the share purchase warrants was estimated at $7,698,000.
Total gross proceeds of the December 2015 Offering were allocated as follows: $7,698,000 was allocated to warrant liability and $8,952,000 was allocated to share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $757,000 was allocated to warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss and an amount of $881,000 was allocated to share capital.
In connection with the December 2015 Offering and in accordance with their respective anti-dilution provisions, the exercise prices of the January 2014 and March 2015 Series A and Series B warrants were adjusted to $0.00 and $4.95, respectively. The remaining January 2014 Warrants were exercised on December 30, 2015 and no longer remain outstanding.
Stock options

	Nine months ended September 30,		Year ended December 31,
	2016		2015
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	272,874	25.88	33,956	187.36
Granted	70,000	3.48	243,000	5.17
Forfeited	(9,691)	94.16	(4,082)	136.17
Canceled	(9,874)	157.00	—	—
Balance – End of period	323,309	14.98	272,874	25.88

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Nine months ended September 30,		Year ended December 31,
	2016		2015
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of period	3,787	845.46	4,909	1,010.4
Forfeited	(904)	1,012.43	(271)	923.2
Canceled	(893)	759.69	—	—
Expired	—	—	(851)	1,772.17
Balance – End of period	1,990	808.10	3,787	845.46
Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model to determine share-based compensation costs over the life of the awards.

		Nine months ended September 30,	Year ended December 31,
		2016	2015
Expected dividend yield	(a)	—%	—%
Expected volatility	(b)	109.79%	110.5%
Risk-free annual interest rate	(c)	1.29%	1.79%
Expected life (years)	(d)	5.60	5.77
Weighted average share price		$3.48	$5.65
Weighted average exercise price		$3.48	$5.17
Weighted average grant date fair value		$2.83	$4.69
_________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 13.

(15)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10	Compensation of key management and other employee benefit expenses

Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Key management personnel: (a)
Salaries and short-term employee benefits	554	692	1,686	2,130
Share-based compensation costs	236	208	771	685
Post-employment benefits	15	20	58	64
Termination benefits	—	—	—	—
	805	920	2,515	2,879
Other employees:
Salaries and short-term employee benefits	874	1,033	2,760	3,476
Share-based compensation costs	12	14	15	81
Post-employment benefits	126	133	363	391
Termination benefits	—	—	—	26
	1,012	1,180	3,138	3,974
	1,817	2,100	5,653	6,853
_________________________
(a) Key management includes the Company's directors and members of the executive management team.

11	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	257	489	219	(109)
Prepaid expenses and other current assets	210	233	(170)	22
Other non-current assets	(11)	11	(315)	107
Payables and accrued liabilities	1,337	(419)	758	(834)
Provision for restructuring costs (note 6)	(44)	(210)	(544)	(1,036)
Deferred revenues	608	—	608	—
Employee future benefits (note 8)	(117)	(114)	(345)	(364)
Provisions and other non-current liabilities	(31)	(74)	(184)	(100)
	2,209	(84)	27	(2,314)

(16)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and drawdowns under various ATM sales programs as its primary source of liquidity, as discussed in note 9 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

13	Financial instruments and financial risk management
Financial assets (liabilities) as at September 30, 2016 and December 31, 2015 are presented below.

September 30, 2016	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	21,052	—	—	21,052
Trade and other receivables	280	—	—	280
Restricted cash equivalents	512	—	—	512
Other non-current assets	37	—	—	37
Payables and accrued liabilities (note 5)	—	—	(4,648)	(4,648)
Provision for restructuring costs (note 6)	—	—	(47)	(47)
Warrant liability (note 7)	—	(6,209)	—	(6,209)
Other non-current liabilities	—	—	(99)	(99)
	21,881	(6,209)	(4,794)	10,878

December 31, 2015	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	41,450	—	—	41,450
Trade and other receivables	297	—	—	297
Restricted cash equivalents	255	—	—	255
Payables and accrued liabilities (note 5)	—	—	(3,837)	(3,837)
Provision for restructuring costs (note 6)	—	—	(625)	(625)
Warrant liability (note 7)	—	(10,891)	—	(10,891)
Other non-current liabilities	—	—	(98)	(98)
	42,002	(10,891)	(4,560)	26,551

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the loans and receivables in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-1" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at September 30, 2016, trade accounts receivable for an amount of approximately $130,000 were with four counterparties, and $85,000 trade accounts receivable were past due and none were impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's condensed interim consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 12 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in the absence of sufficient corresponding revenues. The Company's ability to continue future operations until and beyond September 30, 2017 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities, which could include using the available April 2016 ATM Program, and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company. See note 1 – Nature of operations, going concern and basis of presentation, for further details.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying condensed interim consolidated statements of

(18)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ has ranged from $2.67 to $4.40 during the nine-months ended September 30, 2016.
If variations in the market price of the Company's common shares of -10% and +10% were to occur, the impact on the Company's net loss related to the warrant liability held at September 30, 2016 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	(6,209)	(772)	740
Total impact on net loss – decrease / (increase)		(772)	740

14	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

15	Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Net loss from continuing operations	(6,055)	(15,401)	(16,739)	(40,185)
Net loss from discontinued operations	—	111	—	60
Net loss	(6,055)	(15,290)	(16,739)	(40,125)
Basic weighted average number of shares outstanding	9,951,573	2,294,504	9,938,980	1,378,260
Dilutive effect of share purchase warrants	4,967	2,286,330	6,963	1,701,889
Diluted weighted average number of shares outstanding	9,956,540	4,580,834	9,945,943	3,080,149
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	325,299	41,303	325,299	41,303
Warrants (number of equivalent shares)	2,834,245	510,688	2,834,245	510,688
For the three and nine months ended September 30, 2016 and 2015, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related, for example, to contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented in the accompanying unaudited condensed interim consolidated financial statements.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the Court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. The Company subsequently filed a motion to dismiss the second amended complaint. The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting the Company's motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of the Company's current and former officers from the lawsuit. The Court allowed the claim that the Company omitted material facts from its public statements during the Class Period to proceed against the Company and its former CEO, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for "controlling person" liability to proceed against certain current and former officers.
The Company filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016. On June 30, 2016, the Court issued an order denying the Company's motion for reconsideration. As a result, the lawsuit will proceed to the class certification phase and the discovery process has commenced.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, the Company exceeded the deductible amount applicable to this claim. Therefore, the Company believes that the insurers will bear most of the costs for the Company's defense in future periods, subject to the Company's policy limits.
While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity and cash flows.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17	Subsequent events
Share issuances
Subsequent to September 30, 2016, the Company issued an additional 426,982 common shares under the April 2016 ATM Program at an average price of approximately $4.02 per share for gross proceeds of approximately $1.7 million.

On November 1, 2016, the Company completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering"). Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $0.9 million, including the placement agent’s fee and expenses. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share. The warrants contain a call provision which provides that, in the event the Company’s common shares trade at or above $10.00 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis.

Zoptrex™ License Agreements

On October 12, 2016, the Company, through one of its subsidiaries, entered into an exclusive license agreement with Specialised Therapeutics Asia Pte Ltd ("STA") for Zoptrex™ for the initial indication of endometrial cancer. Under the terms of the license agreement, the Company was paid a non-refundable upfront cash payment in consideration for the license to STA of the Company's intellectual property related to Zoptrex™ and the grant to STA of the right to commercialize Zoptrex™ in a territory consisting of Australia and New Zealand (the "STA Territory"). STA has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will receive royalties based on future net sales of Zoptrex™ in the STA Territory. STA will be responsible for the development, registration, reimbursement and commercialization of the product in the STA Territory. The Company entered into a related Supply Agreement with STA pursuant to which the Company will sell finished Zoptrex™ to STA.

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